UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-11906

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Plan for Employees of Measurement Specialties, Inc.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Measurement Specialties, Inc.

1000 Lucas Way

Hampton, VA 23666

Required Information

Item 4.

Financial statements as of December 31, 2013 and 2012 and for the year ended December 31, 2013, Supplemental Schedule as of December 31, 2013, and Report of Independent Registered Public Accounting Firm.

SAVINGS PLAN FOR EMPLOYEES OF MEASUREMENT SPECIATIES, INC.

Contents

Exhibit Index

Exhibit 23.1: Consent of Dixon Hughes Goodman LLP, Independent Registered Public Accounting Firm

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are not applicable or not required.

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Plan Administrator

Savings Plan for Employees of Measurement Specialties, Inc.

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for Employees of Measurement Specialties, Inc. (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/Dixon Hughes Goodman LLP

Newport News, Virginia

June 23, 2014

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SAVINGS PLAN FOR EMPLOYEES OF
MEASUREMENT SPECIALTIES, INC.
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value:
Common stock	$5,709,506	$3,337,148
Mutual funds	30,698,345	21,661,877
Stable asset funds	2,987,748	2,833,051
Total investments, at fair value	39,395,599	27,832,076

Notes receivable from participants	557,613	575,036
Employer contributions receivable	1,494,432	738,326
Employee contributions receivable	103,544	74,821
Total assets	41,551,188	29,220,259
Liability:
Excess contributions payable	35,585	82,874
Net assets available for benefits, at fair value	41,515,603	29,137,385

Adjustment from fair value to contract value for
fully benefit-responsive contracts	6,263	(50,703)
Net assets available for benefits	$41,521,866	$29,086,682

See accompanying notes to financial statements.

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SAVINGS PLAN FOR EMPLOYEES OF
MEASUREMENT SPECIALTIES, INC.
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2013

Additions to net assets attributed to
Investment income:
Net appreciation in fair value of investments	$6,391,633
Dividend and interest income	1,510,497
Total investment income	7,902,130
Interest income on notes receivable from participants	23,825

Contributions:
Participant	2,459,215
Rollover	1,909,145
Employer	1,463,133
Total contributions	5,831,493
Total additions	13,757,448
Deductions to net assets attributed to:
Benefits paid to participants	1,279,113
Administrative fees	43,151
Total deductions	1,322,264
Net increase in net assets available for benefits	12,435,184
Net assets available for benefits:
Beginning of year	29,086,682
End of year	$41,521,866

See accompanying notes to financial statements.

5

SAVINGS PLAN FOR EMPLOYEES OF MEASUREMENT SPECIALTIES, INC.

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of Plan

The following description of the Savings Plan for Employees of Measurement Specialties, Inc. (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all eligible employees of Measurement Specialties, Inc. (the “Company”) that are eighteen years or older. Reliance Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).

Contributions

In accordance with the provisions of the Plan, participants may contribute up to the maximum allowed by federal law on a pre-tax basis, as defined in the Plan. The Company may make discretionary (profit sharing) contributions to the Plan. Contributions are subject to certain limitations. Effective January 1, 2010, the Plan adopted an automatic enrollment feature. If a voluntary opt out waiver is not received within a 30-day grace period, employees will be automatically enrolled in the Plan with a standard contribution of 3% of their annual compensation.

Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans. During 2013, as a result of an acquisition by the Company, employees of the acquired company contributed certain amounts as rollovers to the Plan, representing distributions from other qualified contribution plans.

Investment Options

Each participant’s account is invested as directed by the participant. The Plan currently offers mutual funds, a common collective trust fund and common stock as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) plan earnings, and charged with transaction fees related to notes receivable from participants and an allocation of administrative expenses, where applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions as well as Company contributions plus actual earnings thereon.

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Notes Receivable from Participants

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account. At December 31, 2013, outstanding loans had interest rates ranging from 4.25% to 10.50%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service with the Company, a participant may elect to receive a lump sum amount equal to the vested value of his or her account.

Forfeitures

At December 31, 2013 and 2012, forfeited non-vested accounts totaled $8,787 and $32,368, respectively. Forfeitures of the Company’s contributions are used to reduce future employer contributions or plan expenses.

ERISA Account

An ERISA account is maintained within the Plan to account for funds received under a revenue-sharing agreement with the trustee. This account will be used to reduce plan expenses or will be allocated to participants. At December 31, 2013 the account totaled $11,358.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

The Plan invests in investment contracts through a common collective trust. In accordance with GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the common collective trust as well as the adjustment to the fully benefit-responsive common collective trust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

7

Purchase and sales of securities are recorded on a trade-date basis. Interest income from notes receivable from participants is recorded when received. Other interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded upon distribution.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (participant loans and distributions) are charged directly to the participant’s account.

3.	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2013	2012
Measurement Specialties, Inc. common stock	$5,709,506	$3,337,148
JPMorgan Large Cap Growth Fund	3,760,485	3,052,213
JPMorgan Stable Asset Income Fund	2,987,748	2,833,051
JP Morgan SmartRetirement 2030 Fund	2,484,646	1,556,422
JP Morgan Equity Index Fund	2,362,280	1,493,826
JP Morgan SmartRetirement 2025 Fund	2,312,067	1,748,150
Nuveen Mid Cap Growth Opportunities Fund	2,206,559	1,570,200
American Funds Euro Pacific Fund	2,187,936	1,559,021
JPMorgan Core Bond Fund	*	1,532,468

* Amount represents less than 5% of net assets at end of the respective year.

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$2,710,902
Mutual funds	3,641,663
Stable Value Funds	39,068
$6,391,633

4.	Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1: Observable inputs such as quoted prices in active markets.
•	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

8

Assets and liabilities are classified in their entirety based on the lowest level of any input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include common stock and mutual funds.

Level 2 investment securities include a common collective trust for which quoted prices are not available in active markets for identical instruments. The common collective trust is valued at the closing net asset value (“NAV”) of the units held by the Plan at year end based on information provided by the trustee.

The following tables set forth by level within the fair value hierarchy the Plan’s assets accounted for at fair value on a recurring basis as of December 31, 2013 and 2012.

	Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds
Large cap	$7,326,779	$-	$-	$7,326,779
Mid cap	3,343,351	-	-	3,343,351
Small cap	3,023,235	-	-	3,023,235
Blended	12,335,272	-	-	12,335,272
International	2,187,936	-	-	2,187,936
Income/Bonds	2,481,772	-	-	2,481,772
Common collective trust - stable asset (a)	-	2,987,748	-	2,987,748
MEAS Common stock	5,709,506	-	-	5,709,506
Total	$36,407,851	$2,987,748	$-	$39,395,599

	Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Mutual funds
Large cap	$5,410,180	$-	$-	$5,410,180
Mid cap	2,134,318	-	-	2,134,318
Small cap	1,427,848	-	-	1,427,848
Blended	7,820,495	-	-	7,820,495
International	1,559,021	-	-	1,559,021
Income/Bonds	3,310,015	-	-	3,310,015
Common collective trust - stable asset (a)	-	2,833,051	-	2,833,051
MEAS Common stock	3,337,148	-	-	3,337,148
Total	$24,999,025	$2,833,051	$-	$27,832,076

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(a)	Represents investments in a common collective trust. The trust invests in high quality fixed income portfolios combined with investment contracts called “benefit responsive wraps” issued by other insurance companies. The investment strategy is to provide current income while preserving principal, providing liquidity and stable net asset value. There are no unfunded commitments at December 31, 2013 and 2012. The Plan may terminate its interest in the trust at any time. The trust reserves the right to pay out terminating plans anytime within 12 months of receiving notice at book value (See Note 5).

The Plan recognizes transfers between the levels as of the beginning of the reporting period. Gross transfers between the levels were not significant for the year ended December 31, 2013.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5.	Stable Asset Income Fund

The JPMorgan Stable Asset Income Fund (the “Fund”) is a commingled pension trust fund established, operated and maintained by JPMorgan Chase Bank, N.A. (“JPMorgan”) under a declaration of trust.  The Fund’s strategies seek the preservation of principal, while providing current income and liquidity.

The Fund has a fixed income investment strategy, and may invest in U.S. treasury and agency securities, mortgage backed securities, asset backed securities, commercial mortgage-backed securities, private mortgages, corporate and short-term investments, synthetic guaranteed investment contracts and similar products. The fund also invests in other JPMorgan commingled pension trust funds.

The Fund is valued at fair value and then adjusted by the issuer to contract value.  Fair value of the stable value fund is the net asset value of its underlying investments, and contract value represents contributions made under the contract less any participant-directed withdrawals plus accrued interest.

Participants can ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events may limit the Fund’s ability to transact at contract value.  Such events include layoffs, bankruptcy, plan termination and other events outside the normal operation of the Fund that may cause a withdrawal which results in a negative market value adjustment.

The Plan may terminate its interest in the Fund at any time.  However, JPMorgan reserves the right to pay out terminating plans at book value at any time within twelve months of receiving notice.

There are no unfunded commitments. Effective February 15, 2012, requests for complete or partial withdrawals must be given in writing not less than 30 days prior to the valuation date, upon which the withdrawal is to be effected, and such withdrawals shall be paid at the lesser of book or market value, as determined by the trustee. As of December 31, 2013, there are no unmet redemption requests.

	December 31,
	2013	2012
Average yields based on actual earnings	1.64%	1.56%
Average yields based on interest rate credited to participants	1.77%	2.18%

6.	Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee, as well as shares of stock in the Company. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund and totaled $39,284 and $4,740 for the years ended 2013 and 2012, respectively. At December 31, 2013 and 2012, the Plan held approximately 94,076 shares and 97,123 shares, respectively. During the year ended December 31, 2013, the Plan did not receive dividend income from the stock fund.

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7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are already 100 percent vested in their accounts.

8.	Tax Status

The Plan has not obtained a determination letter from the Internal Revenue Service (the “IRS”) stating that the Plan was in compliance with the applicable requirement of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan is relying on the IRS approval of the standardized prototype plan that it is utilizing. The IRS has determined and informed the trustee by a letter dated March 31, 2008 that the prototype plan document and related trust was designed in accordance with applicable sections of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying 2013 and 2012 financial statements to Schedule H of Form 5500:

	December 31,
	2013	2012

Net assets available for benefits per the financial statements	$41,521,866	$29,086,682
Employer contribution receivable not reflected on Form 5500	(1,494,432)	(738,326)
Employee contribution receivable not reflected on Form 5500	(103,544)	(74,821)
Excess contributions payable	35,585	82,874
Net assets available for benefits per the Form 5500	$39,959,475	$28,356,409

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The following is a reconciliation of increases per the financial statements for the year ended December 31, 2013 to Schedule H of Form 5500.

Increase in net assets per the financial statements	$12,435,184
Change in employer contribution receivable	(756,106)
Change in employee contribution receivable	(28,723)
Change in excess contributions payable	(47,289)
Net income per Form 5500	$11,603,066

11.	Subsequent events

On June 18, 2014, the Company and TE Connectivity Ltd. (“TE”) announced a definitive agreement pursuant to which TE Connectivity Ltd. will acquire the Company. The transaction is subject to a number of conditions, including shareholder approval, and is expected to close before December 31, 2014. It is not possible at this time to determine the impact, if any, on the Plan with the acquisition of the Company by TE.

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Supplemental Schedule I
SAVINGS PLAN FOR EMPLOYEES OF
MEASUREMENT SPECIALTIES, INC.
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN 22-2378738 Plan 001
December 31, 2013

	Identity of issue, borrower,	Description of investment, including maturity date,		Current
	lessor or similar party	rate of interest, collateral, par or maturity value	Cost***	value
*	Measurement Specialties, Inc.	Common stock	$-	$5,709,506
*	JPMorgan	Large Cap Growth Fund		3,760,485
*	JPMorgan	Stable Asset Income Fund, at contract value		2,994,011
*	JPMorgan	JP Morgan SmartRetirement 2030 Fund		2,484,646
*	JPMorgan	JP Morgan Equity Index Fund		2,362,280
*	JPMorgan	JP Morgan SmartRetirement 2025 Fund		2,312,067
	Nuveen	Mid Cap Growth Opportunities Fund		2,206,559
	American funds	Euro Pacific Fund		2,187,936
*	JPMorgan	JP Morgan SmartRetirement 2020 Fund		1,902,227
*	JPMorgan	JP Morgan SmartRetirement 2015 Fund		1,730,571
*	JPMorgan	JP Morgan SmartRetirement 2040 Fund		1,458,723
*	JPMorgan	Core Bond Fund		1,417,774
	Columbia	Small Cap Index Fund		1,359,110
	BlackRock	Equity Dividend Fund		1,204,014
*	JPMorgan	JP Morgan SmartRetirement 2035 Fund		889,130
	Invesco	Small Cap Value Index Fund		852,049
	Lord Abbett	Developing Growth Fund		812,076
*	JPMorgan	JP Morgan SmartRetirement Income Fund A		662,181
	Victory	Established Value Fund		598,241
*	JPMorgan	JP Morgan SmartRetirement 2045 Fund		585,292
	Columbia	Mid Cap Index Fund		538,551
	John Hancock	Strategic Income Fund		505,874
	Franklin	High Income Fund		399,395
*	JPMorgan	JP Morgan SmartRetirement 2050 Fund		310,435
	Sentinel	Government Securities Fund		158,729
*	Participant loans **	Maturing through April 10, 2030, interest rates
		ranging from 4.25% to 10.5%, collaterialized
		by participant accounts		557,613
			$-	$39,959,475

*	Party-in-interest
**	The accompanying financial statements classify participant loans as notes receivable from participants.
***	Cost information omitted for participant direct investments.

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Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Plan Advisory Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan for Employees of Measurement Specialties, Inc.

Date: June 23, 2014	/s/ Mark Thomson
Mark Thomson
Member of Committee for Savings Plan for Employees of Measurement Specialties, Inc.
/s/ Jeffrey Kostelni
Jeffrey Kostelni
Member of Committee for Savings Plan for Employees of Measurement Specialties, Inc.

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Exhibit Index

Number	Title
23.1	Consent of Dixon Hughes Goodman LLP, Independent Registered Public Accounting Firm